Active Health Foods, Inc.
6185 Magnolia Ave.
Suite 403
Riverside, California 92506

Telephone (951) 360-9970
Fax (626) 335-7750

December 13, 2010

Kevin Dougherty
United States Securities and Exchange Commission
100 F Street NE
Mailstop 4628
Washington, D.C. 20549-

Re:           Active Health Foods, Inc.
Amended Registration Statement on Form S-1
Filed August 30, 2010
File No. 333-164788

Dear Mr. Dougherty:

Following hereto are our responses to your comment letter dated September 22, 2010.  The questions raised by your comment letter are numbered in the sequence of your comment letter and Active Health Foods, Inc. responses follow immediately thereto.  The Registration Statement has been amended and filed accordingly.

_________________________________________

Use of Proceeds, page 14

1.
We note the revised disclosure provided in response to prior comment 7.  Please explain your disclosure under Note 2 to the table, in which you disclose that Think, Plan, Deliver allows for a production run of wrappers and boxes to match the minimum production run of 15,000 energy bars at a cost of only $4,000.  However, throughout the rest of your registration statement you disclose that the minimum run required by Think, Plan, Deliver is for 250,000 wrappers at $11,100 and 50,000 boxes at $10,500, for a total of $21,600.

Response:  Please take notice that Note 2 does not specify Think, Plan, Deliver.  Note 2 is in reference to have a special run of wrappers and boxes made to match a small run of energy bars by another vendor.

Sales and Marketing Strategy, page 21

2.
We note your revised disclosure in response to prior comment 9.  However, it is not clear from this disclosure or the disclosure on page 29 of Mr. Manos’ business experience that Mr. Manos has a “proven record” in successful product identification, development and introduction and “consistently” builds organizations with “major sales and profitability” for consumer products.  Please provide independent support for these statements or remove.

Response:  We note your comment and find your request for “independent support” unrealistic and unnecessarily burdensome on a company with a legitimate business plan but limited funds.  Therefore the company has removed the one reference to a “proven record” noted in your comment.  However, we cannot find any language regarding your references to “consistently” or “major sales and profitability.”

3.
Your response to prior comment 9 also does not appear to explain how your sales and marketing strategy will be an “unambiguous, attractive, creative marketing campaign” that will reach the “marketplace end-user.”  We re-issue prior comment 9 in this regard.  Please advise or remove.

Response:  Your comment is noted and the identified language has been deleted.

4.
You further revise your disclosure in response to prior comment 9 to disclose that initially your sales and marketing strategy will be the result of efforts conducted solely by Mr. Manos “in conjunction with MJM Management.”  However, it spears from disclosure elsewhere throughout your registration statement that you will only engage MJM Management if funds are available.  Your initial marketing strategy appears to be conducted solely by Mr. Manos.  Please revise or advise.

Response:  Your comment is noted and the identified language has been modified to properly reflect that the initial sales and marketing strategy will be the result of the efforts of Mr. Manos.

Executive Compensation, page 30

5.
In response to prior comment 17, you have added footnotes to the summary compensation table to provide the aggregate grant date fair value for your stock awards.  However, as our prior comment directed, for all stock awards please disclose in the table the aggregate grant date fair value (a dollar amount).  Please disclose in a footnote to the table, and confirm to us, that the grant date fair values for all stock awards included in your table are computed in accordance with values used for financial accounting purposes pursuant to FASB ASC 718.

Response:

We have amended the executive compensation table to include within the table the dollar amount of the aggregate grant date fair value of each stock issuance.  The footnotes have also been amended to state that the fair values have been calculated in accordance with FASB ASC 718.  We hereby confirm to the commission that the stock issuances have been computed in accordance with FASB ASC 718.

Report of Independent Registered Public Accounting Firm, page 43

6.	Please obtain and file an audit report that contains either a manual signature or a conformed signature. Refer to Rule 2-02(a)(2) of Regulation S-X.

Response:  We are filing the audit report with a conformed signature.

Note 7 – Common Stock Issuances, page 56

7.
We note from your response to our prior comment 20 that common shares issued for equity-based purchases of services from non-employees as well as those issued for stock compensation paid to your founder were measured at the fair value of the shares issued.  We also note from your modified disclosure that those shares were recognized at the par value of $0.001 per share.  Please tell us how you have concluded that the par value of your shares was an appropriate measure for fair value, especially since your current prospectus is offering your common shares at $0.10 per share, one hundred times the par amount.  Please tell us whether you considered utilizing any of the valuation techniques included in FASB ASC 718-10-55 and why you determined par value provides a better approximation of fair value.

Response:  Due to the fact that no active market existed at the time the Company issued shares to its founders, the Company used the valuation that resulted from a transaction with a third party for services provided at the same time.  About the same date that the Company issued shares to its founders, the Company issued shares to a non-employee for services that were provided at the same time services were provided by the Company’s founder.  These non-employee shares were valued based on the market value of the services provided. It was determined that the Company’s simultaneous issuance to a third party provided the most accurate valuation of the shares issued.  Our disclosures have been updated accordingly.

8.	Please expand your disclosure to include the requirements of FASB ASC 718-10-50-2.

Response:  Our disclosure has been expanded to include the applicable requirements from FASB 718-10-50-2.

Recent Sales of Unregistered Securities, page 58

9.
We note your modified disclosure in response to our prior comment 21.  We continue to object to your disclosure to the extent it states or implies that the amounts recognized in your financial statements are arbitrary or have no relation to any objective criterion of value, including fair value.  FASB ASC 505-50-30-6 required that share-based payments to non-employees be recognized in your financial statements at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  FASB ASC 718-10-30-2 requires that share-based payment transactions with employees shall be measured based on the fair value of the equity instruments issued.  Please modify your disclosure to remove any implication that amounts recognized in your financial statements are arbitrary or have no relation to any objective criterion of value, or explain to us in further detail how your current disclosure and financial statements comply with GAAP.

Response:  We have modified our disclosure to be in line with our response to comment 7 of this letter and to conform to FASB ASC 505-50-30-6 and FASB 718-10-30-2.  All reference to any arbitrary measurements that have no relation to any objective criterion have been removed and our disclosure states what measures were used to estimate the equity’s fair value in accordance with GAAP.

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

10.
It appears you have attached your auditor’s report on your financial statements as an exhibit, instead of your auditor’s consent.  Please remove your auditor’s report from this exhibit and instead please file a currently dated consent from your auditor as an Exhibit 23.

Response:  Your comment is noted and the auditor’s consent for the audit has been substituted.

Very truly yours,

/s/ Gregory Manos

Gregory Manos
President